Exhibit 99.1
Inter & Co, Inc.
(the "Company")

MINUTES OF 2023 ANNUAL GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF THE COMPANY ON AVENIDA BARBACENA Nº 1219, IN THE CITY OF BELO HORIZONTE, STATE OF MINAS GERAIS, CEP 30190-131, BRAZIL, ON APRIL 28, 2023, AT 02:00 P.M. (LOCAL TIME)
Present:        As set out in the Schedule
In Attendance:    As set out in the Schedule
1Officers of the Meeting
It was resolved that, in accordance with the Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), Ana Luiza Vieira Franco Forattini be appointed as chairperson of the meeting. It was further resolved that Débora Resende Castanheira de Carvalho be appointed as secretary of the meeting.
2Constitution of the Meeting
2.1The Chairperson noted that the Memorandum and Articles provide that the quorum for a general meeting of the Company is that of one or more shareholders holding not less than one-quarter in aggregate of the voting power of all shares in issue and entitled to vote, present by proxy or in person, or, if a corporation or other non-natural person, by its duly authorised representative.
2.2The Secretary noted that written notice of the meeting (the “Notice”) had been sent on April 3, 2023, to all shareholders of record of the Company as of March 28, 2023 (the “Shareholders”). It was noted that the Notice confirmed that the meeting may be attended virtually online via the internet and telephone details as noted therein, and that the physical location of the meeting for the purposes of the Memorandum and Articles would be as noted therein.
2.3The Chairperson noted that the Shareholders, as listed in the Schedule, were present by proxy at the meeting.
2.4Accordingly, the Chairperson declared the meeting duly constituted.
2.5The Chairperson noted that as a foreign issuer registered with the Brazilian Securities Exchange Commission (“CVM”), in compliance with the Brazilian capital markets regulations, we will file a summary of the resolutions passed at this Meeting with CVM and furnish to the SEC a current report on Form 6-K with such summary resolutions, which reports will also serve to provide prompt notice of the actions taken at the Meeting to each shareholder not in attendance at the Meeting.

Classificação da Informação: RESTRITA

3Business of the Meeting
The Secretary noted that the purpose of calling the meeting was for the Shareholders to consider and, if thought fit, approve the resolutions contained in the Notice and which are set out below:
(a)as an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2022 be approved, ratified and confirmed in all respects;
(b)as an ordinary resolution, that the proposed annual budget of US$ 8,879,063 (eight million, eight hundred and seventy-nine thousand, and sixty-three US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects;
(c)as an ordinary resolution, that Antonio Kandir be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company;
(d)as an ordinary resolution, that Lorival Nogueira Luz Junior be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company;
(e)as an ordinary resolution, that Todd Crawford Chapman be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company;
(f)as an ordinary resolution, that the authorised share capital of the Company be changed (the "Authorised Share Capital Change"):
(i)from US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, which comprise (i) 10,000,000,000 Class A Common Shares; (ii) 5,000,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 5,000,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company;
(ii)to US$52,500 divided into 7,000,000,000 shares of nominal or par value of US$0.0000075 each, which comprise (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 1,750,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with article 4 of the Articles of Association of the Company;
(iii)by:
(A)consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 3; and
(B)creating 333,333,333.3333333 shares of nominal or par value of US$0.0000075 each, of which shares (I) 166,666,666.666667 shall be designated as Class A Common Shares; (II) 83,333,333.3333333 shall be designated as Class B Common Shares; and (III) 83,333,333.3333333 shall be undesignated shares, with effect from such date as determined by the Board of Directors of the Company to implement the Authorised Share Capital Change (the "Effective Date");
(g)as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://ri.bancointer.com.br/en/documents/governance-documents/) with effect from the Effective Date.
4Voting
The resolutions referenced above were put to the meeting and were each duly passed and approved in accordance with the Memorandum and Articles.
5Termination of Meeting
There being no further business the meeting was concluded.

___________________________________	___________________________________
Chairperson: Ana Luiza Vieira Franco Forattini	Secretary: Débora Resende C. de Carvalho

Schedule
Present (List of Shareholders who submitted proxies or were otherwise present at the meeting):
-Costellis International Limited
-Brokers that submitted shareholders’ votes by proxy (according to AST’s broker tabulation report attached hereto as an Exhibit):
oAPEX CLEARING CORPORATION
oBANK OF NY
oBROWN BROTHERS HARRIMAN
oCETERA INVESTMENT SERVICES
oCHARLES SCHAWAB&CO
oCITADEL SECURITIES LLC
oCITIBANK
oE*TRADE SECURITIES
oFOLIO INVESTMENTS
oINT BROKER
oJ.P. MORGAN SECURITIES
oJEFFERIES LLC
oMERRILL LYNCH
oMORGAN STANLEY LLC
oMSSB
oNFS LLC
oPERSHING LLC
oRBC DOMINION SECURITIES
oRHSECURLLC
oSTATE STREET BANK &
oTD AMERITRADE CLEARING
oVCLLC
oWELLS FARGO CLEARING
In Attendance (Other people attending the meeting):
-Ana Luiza Vieira Franco Forattini, General Counsel and Chief Governance and Compliance Officer of the Company, as Chairperson of the Meeting;
-Débora Resende Castanheira de Carvalho, Legal Manager of the Company, as Secretary of the Meeting;
-Santiago Horacio Stel, Chief Strategy & Investor Relations Officer of the Company;
-Janderson de Miranda Facchin, Head of Accounting of the Company and Controllership Officer at Banco Inter and other subsidiaries;
-João Alouche, KPMG, as Auditor of the Company;
-Jonas Salles, KPMG, as Auditor of the Company;
-Ana Flávia Marques Guimarães, as In-House Legal Counsel of the Company;
-Lucas Moreira Alcici, as In-House Legal Counsel of the Company;
-Maria Clara Loschi Ferreira, as Investor Relations of the Company.
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